Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Forms S-3 (No. 333-229003 and 333-233621) and Forms S-8 (No. 333-229601 and No. 333-268736) of our reports dated February 29, 2024, relating to the consolidated financial statements of Organogenesis Holdings Inc. and its subsidiaries (the Company), and the effectiveness of the Company’s internal control over financial reporting (on which our report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2023.

/s/ RSM US LLP

Boston, Massachusetts
February 29, 2024